SEC
Mail Processing
Section

MAR 02 2020

Washington DC
413

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20004626

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 70224 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2019 _____ AND ENDING 12/31 2019

MM/DD/YY                                                     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carofin, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Elks Club Rd.

(No. and Street)

Brevard                              NC                              28712

(City)                              (State)                              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Craig Gilmore                              (828) 393-0088

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPAs PC

(Name – *if individual, state last, first, middle name*)

3535 Roswell Rd., Ste. 32                    Marietta                    GA                    30062

(Address)                    (City)                    (State)                    (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Nicholas Craig Gilmore_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Carofin, LLC_____ , as of __December 31_____, 20 __19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<br>
<br>

```
┌──────────────────────────────────┐
│        MELISSA A ELLIOTT         │
│   Notary Public - North Carolina │
│        Transylvania County       │
│  My Commission Expires Oct 9, 2023│
└──────────────────────────────────┘
```

_Melissa A. Elliott_
_____
Notary Public

_____
Signature

Financial and Operations Principal & COO
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements with Supplemental Information
And Independent Registered Auditors' Report

# Carofin, LLC

For the period July 31, 2019 (date of FINRA approval) to
December 31, 2019

**Carofin, LLC**

# Table of contents

# Report of Independent Registered Public Accounting Firm

To the Members of
Carofin, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carofin, LLC as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the period July 31, 2019 (date of FINRA approval) to December 31, 2019 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carofin, LLC as of December 31, 2019, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Carofin, LLC's management. Our responsibility is to express an opinion on Carofin, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Carofin, LLC's financial statements. The supplemental information is the responsibility of Carofin, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Goldman + Company CPA's PC*

We have served as the Company's auditor since 2019.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 29, 2020

**Carofin, LLC**

**Statement of Financial Position**

December 31, 2019

### Assets

| | | |
|---|---|---:|
| Current assets | | |
| Cash and cash equivalents | $ | 51,577 |
| Accounts receivable | | 3,945 |
| Security deposit | | 750 |
| Total current assets | | 56,272 |
| Property and equipment, net | | 356,920 |
| Total assets | $ | 413,192 |

### Liabilities and Members' Equity

| | | |
|---|---|---:|
| Current liabilities | | |
| Accounts payable | | 10,768 |
| Accrued expenses | | 7,029 |
| Total current liabilities | | 17,797 |
| Members' equity | | 395,395 |
| Total liabilities and members' equity | $ | 413,192 |

The accompanying notes are an integral part of these financial statements.

**Notes to Financial Statements**

## NOTE A - SIGNIFICANT ACCOUNTING POLICIES

### Nature of Operations

Carofin, LLC, is a broker/dealer registered as of July 31, 2019 with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized under the laws of North Carolina in 2018, and conducts its operations in Brevard, North Carolina. The Company is licensed in 8 states. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments.

The Company operated pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1.

### Limited Liability Company / Income Taxes

The Company has adopted provisions of FASB ASC 740-10, *Uncertainty in Income Taxes*. Under this standard the Company has evaluated its tax positions to determine is they are more likely that not to be sustained upon examination. This includes entity status. The Company believes is has no uncertain tax positions.

The Company files its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss will be passed through to the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company does not believe that there are any material uncertain tax positions.

### Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

### Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

### Property, Improvements and Equipment

Property and equipment are carried at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Major renewals and improvements are capitalized while replacements, maintenance, and repairs which do not improve or extend the life of the assets, are expensed currently. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and resulting gains and losses are included in the Statement of Operations. Depreciation and amortization expense for the period July 31, 2019 (date of FINRA approval) to December 31, 2019 was $204,981.

## Advertising Expenses

Costs associated with advertising are charged to expense as incurred. Advertising expenses approximated $126,145 for the period July 31, 2019 (date of FINRA approval) to December 31, 2019.

## Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Revenue Recognition

The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related services. Revenue is recognized upon satisfaction of performance obligations under contract. The Company receives non-refundable placement fees in most transactions. Placement fees are success-based income, and therefore the Company recognizes placement revenue upon receipt.

Other income relates primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with agree-upon terms. The Company is evaluating new revenue recognition standards for brokers and dealers and will implement as required.

The Company has adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively "ASC 606"). ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. Services within the scope of ASC 606 include:

a. Interest and dividend income
b. Investment banking M&A advisory fees

### Revenue from Contracts with Customers

Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon

the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There was no deferred revenue as of December 31, 2019.

## NOTE B - MEMBERS' EQUITY

The Company has two classes of member equity interests; Common Interest and Preferred Redeemable Interests.

Common Interests in the equity of the Company contain all voting privileges and have no special preference regarding Company distributions or treatment upon Company liquidation.

Preferred Redeemable Interests hold no voting rights, contain a preferred cumulative distribution clause of 8% of the member's total investment (to be paid quarterly), and have preference upon Company liquidation. Preferred Redeemable Interests are redeemable at the Company's preference, generally after a specified date (dictated by each term sheet signed by the investors) and after the payment of all accrued preferred distributions.

## NOTE C - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with Carolina Financial Group, LLC, a related party, for their pro-rata portion of payroll related expenses, rent, utilities, administration, etc. This agreement renews automatically annually. Total fees charged for the period July 31, 2019 (date of FINRA approval) December 31, 2019 were $293,401 and were included in their respective expense accounts in the financial statements. The Company owed Carolina Financial Group $9,461 at December 31, 2019 and is included in the Accounts Payable on the Statement of Financial Position.

The Company entered into a purchase agreement with Carolina Financial Securities, LLC, a related party, for digital platform assets. The total purchase price was $500,000. This value approximates the cost it would take for an independent party to duplicate the platform.

The Company also entered into employee lease agreements with Carolina Financial Securities, LLC for use of employee time. Total fees paid for the year end December 31, 2019 were $20,000 as professional fees and $10,000 as payroll expense. The Company also paid Carolina Financial Securities $695 for shared expenses for the period July 31, 2019 (date of FINRA approval) December 31, 2019.

Finally, the Company entered into a subscription agreement with Carolina Financial Securities, LLC for which the Company was paid $25,000 per month through June 2019 for Carolina Financial Securities, LLC's continued use of the digital platform assets, and then a subsequent fee sharing agreement for which the Company receives success fees for securities sold using the platform. Total fees for the year end December 31, 2019 were $175,875, of which $2,629 was receivable on December 31, 2019.

**NOTE D - NET CAPITAL REQUIREMENTS**

Carofin, LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or $6\frac{2}{3}$% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2019, the Company had net capital as defined of $33,780 and excess net capital of $28,780. At the same date, the Company's ratio of aggregate indebtedness to net capital was 0.53 to 1.  Accordingly, the Company was in compliance with the net capital requirements.

## NOTE E - CREDIT RISKS AND OTHER CONCENTRATIONS

Carofin, LLC places its cash and cash equivalents on deposit with a North Carolina financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The company had bank balances within the FDIC coverage limits at December 31, 2019.

## NOTE F - SUBSEQUENT EVENTS

The Company evaluated transactions occurring after December 31, 2019 in accordance with ASC 855 - *Subsequent Events* through February 29, 2020, which is the date the financial statements were available for issuance. Based on this evaluation, no disclosures or adjustments were made to the financial statements.

## NOTE G – CONCENTRATION

The Company had 1 client that represented 100% of revenue during the period.